SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 7)*

Caesars Entertainment, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12769G100

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah R. Conrad

Milbank LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12769G100

1	NAME OF REPORTING PERSON Recreational Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,604,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,604,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,604,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.22% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculated based on a total of 204,077,165 shares of common stock (“Common Stock”) of Caesars Entertainment, Inc. (“CZR” or “Issuer”) issued and outstanding according to the Prospectus Supplement relating to the offering of Common Stock dated September 30, 2020 (the “Prospectus Supplement”).

SCHEDULE 13D

CUSIP No. 12769G100

1	NAME OF REPORTING PERSON Donald L. Carano Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,604,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,604,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,604,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.22% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on a total of 204,077,165 shares of Common Stock issued and outstanding according to the Prospectus Supplement.

Item 1. Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust” and, together with REI, the “Reporting Persons”) and Donald L. Carano initially filed this Schedule 13D on September 19, 2014, as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2016, Amendment No. 2 to Schedule 13D filed on October 13, 2017, Amendment No. 3 to Schedule 13D filed on November 20, 2017, Amendment No. 4 to Schedule 13D filed on June 24, 2019, Amendment No. 5 to Schedule 13D filed on March 17, 2020 and Amendment No. 6 to Schedule 13D filed on March 19, 2020 (collectively, the “Schedule 13D”). The purpose of this Amendment No. 7 is to amend and supplement the Schedule 13D with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Caesars Entertainment, Inc., a Delaware corporation (“CZR” or the “Issuer”). Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Schedule 13D incorporated herein by this reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The purpose of the Amendment No. 7 is to report that, since the filing of Amendment No. 6 to Schedule 13D filed on March 19, 2020, a material change has occurred in the percentage of Common Stock beneficially owned by the Reporting Persons as a result of an increase in the number of outstanding Common Stock of Issuer issued (i) pursuant to the terms of, and as a result of the closing of the transactions contemplated by, the Agreement and Plan of Merger, dated as of June 24, 2019 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 15, 2019), by and among the Issuer, Caesars Entertainment Corporation, a Delaware corporation, and Colt Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer, and (ii) pursuant to the offering prospectus of 31,000,000 shares of Common Stock according to the Prospectus Supplement filed by the Issuer on September 30, 2020 (the “Prospectus Supplement”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) and (b) As of the date hereof, REI owns beneficially 8,604,325 shares of Common Stock, representing approximately 4.22% of the outstanding Common Stock of the Issuer (based on a total of 204,077,165 shares of Common Stock outstanding as of October 1, 2020, according to the Prospectus Supplement.

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 8,604,325 shares of Common Stock owned beneficially by REI, representing approximately 4.22% of the outstanding Common Stock of the Issuer.

(c) Except as described in Item 4 above, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) To the extent that REI determines to make a dividend, including from the proceeds of the sale of shares of Common Stock owned directly by REI, the Trust and the other shareholders of REI have the right to receive a portion of such dividends based on their percentage ownership of REI.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2020

Recreational Enterprises, Inc.

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Vice President & Director

Donald L. Carano Family Trust

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Trustee

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